PHIO PHARMACEUTICALS CORP.

411 Swedeland Road, Suite 23-1080

King of Prussia, PA 19406

December 1, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-3
Filed November 20, 2025
File No. 333-291667
Request for Acceleration of Effective Date

Dear Mr. Campbell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on December 3, 2025, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Lisa Carson of Phio Pharmaceuticals Corp. at (610) 310-1726. Also, please notify Ms. Carson when this request for acceleration has been granted.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By: /s/ Robert J. Bitterman

Name: Robert J. Bitterman

Title: President and Chief Executive Officer

cc: Lisa Carson, Phio Pharmaceuticals Corp.